Exhibit 99.26

COMMON DRAFT TERMS

OF THE

CROSS-BORDER MERGER

between

Delhaize Group NV/SA

and

Koninklijke Ahold N.V.

18 December 2015

TABLE OF CONTENTS

Part 1	English language merger proposal

Part 2	French language merger proposal (Projet de fusion)

Part 3	Dutch language merger proposal (Fusievoorstel)

Part 4	Schedules

Part 1

COMMON DRAFT TERMS OF THE CROSS-BORDER MERGER

(the “Merger Proposal”)

DRAWN UP BY:

(1)	The board of directors of Delhaize Group NV/SA, a public limited liability company incorporated under the laws of Belgium (naamloze vennootschap/société anonyme), having its registered office at Osseghemstraat 53, 1080 Sint-Jans-Molenbeek (Brussels), Belgium, registered in the Commercial Register (RLE) of Brussels under number 0402.206.045, which company is hereinafter referred to as “Delhaize”; and

(2)	The management board of Koninklijke Ahold N.V., a public limited liability company incorporated under the laws of the Netherlands (naamloze vennootschap), having its statutory seat (statutaire zetel) in Zaandam (municipality of Zaanstad), the Netherlands, and its registered office at Provincialeweg 11, 1506 MA Zaandam, the Netherlands, registered with the Dutch Trade Register of the Chamber of Commerce under number 35000363, which company is hereinafter referred to as “Ahold”.

Delhaize and Ahold are hereinafter jointly referred to as the “Merging Companies” and each of them also as a “Merging Company”.

WHEREAS:

(A)	On 24 June 2015, Delhaize and Ahold entered into a merger agreement in respect of a strategic combination of their businesses (the “Merger Agreement”). It is intended that this combination will be achieved by means of a cross-border merger of Delhaize into Ahold pursuant to Directive 2005/56/EC of the European Parliament and the Council of the European Union of 26 October 2005 on cross-border mergers of limited liability companies (as amended), as implemented in the Netherlands in Part 7, Sections 2, 3 and 3A of Book 2 of the DCC (as defined hereinafter) and in Belgium in Title Vbis of Book XI (Articles 772/1 to 772/14) of the BCC (as defined hereinafter) (the “Merger”).

(B)	In the Merger, Delhaize will be the disappearing entity and Ahold will be the surviving entity.

(C)	This Merger Proposal sets out the terms of the Merger in accordance with Sections 2:312, 2:326 and 2:333d of the DCC and Article 772/6 of the BCC.

MERGER PROPOSAL:

1	Definitions

In this Merger Proposal, the following terms shall have the following meanings, unless the context otherwise requires:

“Accounting Date” shall have the meaning ascribed to it in Section 9.1;

“ADSs” means American depositary shares (as evidenced by American depositary receipts);

“AFM” means the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten);

“Ahold ADSs” means the ADSs of Ahold;

“Ahold Capital Return” shall have the meaning ascribed to it in Section 6.5.1;

“Ahold Foundation” shall have the meaning ascribed to it in Section 4.3.1;

“Ahold Foundation Call Option” shall have the meaning ascribed to it in Section 5.2;

“Ahold Group” means Ahold and its subsidiaries;

“Ahold Ordinary Shares” means ordinary shares of Ahold with a nominal value of EUR 0.01 each;

“Ahold Required Resolutions” shall have the meaning ascribed to it in Section 4.1.1;

“BCC” means the Belgian Companies Code (Wetboek van vennootschappen);

“Belgian Bonds” shall have the meaning ascribed to it in Section 11.4.2(i);

“Board of Directors” means the board of directors of Delhaize;

“Boards of the Merging Companies” means the Board of Directors and the Management Board;

“Closing” or “Closing Date” means the day on which a Dutch civil law notary executes the Dutch notarial deed of cross-border Merger;

“Combined Company” means the entity that will exist after completion of the Merger;

“Conditions Precedent” means the conditions precedent set forth in Sections 4.1, 4.2 and 4.3;

“Conversion” shall have the meaning ascribed to it in Section 2.2;

“Converted PSU” shall have the meaning ascribed to it in subsection (a) of Section 2 of Schedule 1;

“DCC” means the Dutch Civil Code (Burgerlijk Wetboek);

“Delhaize ADSs” means the outstanding ADSs of Delhaize;

“Delhaize ADS Holders” means the holders of Delhaize ADSs;

“Delhaize ADS Ratio” shall have the meaning ascribed to it in Section 6.1.2(iv);

“Delhaize ADS Value” means the last reported sale price of Delhaize ADSs on the NYSE (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Delhaize and Ahold) on the last complete trading day prior to the date of the Effective Time;

“Delhaize Equity Awards” means, collectively, the Delhaize EU Options, the Delhaize EU PSUs, the Delhaize U.S. Options and the Delhaize U.S. RSUs/PSUs;

“Delhaize EU Incentive Plans” means the Delhaize Group 2007 Stock Option Plan for Associates of Non-U.S. Companies and the Delhaize Group 2014 European Performance Stock Unit Plan;

“Delhaize EU Option” means an option to purchase a Delhaize Ordinary Share, granted pursuant to the Delhaize EU Incentive Plans;

“Delhaize EU PSU” means a restricted stock unit award subject to performance conditions with respect to Delhaize Ordinary Shares granted pursuant to the Delhaize EU Incentive Plans;

“Delhaize EU PSU Amount” means, with respect to each Delhaize EU PSU, the sum of:

(i)	the product of (A) the number of Delhaize Ordinary Shares subject to the applicable Delhaize EU PSU, based on the actual achievement of applicable performance conditions through the end of the calendar year immediately preceding the year in which the Effective Time occurs (as reasonably determined by the Board of Directors (or, if appropriate, any committee thereof administering the Delhaize Incentive Plans) prior to the Effective Time) multiplied by (B) a fraction, the numerator of which is the number of calendar years in the applicable Delhaize EU PSU performance-based vesting period completed prior to the calendar year in which the Effective Time occurs and the denominator of which is the total number of years in such performance-based vesting period, and

(ii)	the product of (a) the number of Delhaize Ordinary Shares subject to such Delhaize EU PSU, based on target-level achievement of applicable performance conditions multiplied by (b) a fraction, the numerator of which is the number of calendar years in the applicable Delhaize EU PSU performance-based vesting period that have not been completed as of the calendar year in which the Effective Time occurs and the denominator of which is the total number of years in such performance-based vesting period;

“Delhaize Group” means Delhaize and its subsidiaries;

“Delhaize Incentive Plans” means the Delhaize EU Incentive Plans together with the Delhaize U.S. Incentive Plans;

“Delhaize Ordinary Shares” means ordinary shares without nominal value of Delhaize;

“Delhaize Shareholders” means the holders of Delhaize Ordinary Shares;

“Delhaize U.S. Incentive Plans” means the Delhaize America, LLC 2012 Restricted Stock Unit Plan, effective 24 May 2012, and the Delhaize Group 2012 U.S. Stock Incentive Plan, effective 24 May 2012;

“Delhaize U.S. Option” means an option, in the form of a warrant, to purchase a Delhaize ADS, granted pursuant to the Delhaize U.S. Incentive Plans;

“Delhaize U.S. RSU/PSU” means a restricted stock unit with respect to Delhaize ADSs, whether or not subject to performance vesting conditions, granted pursuant to the Delhaize U.S. Incentive Plans;

“Deloitte” means Deloitte Bedrijfsrevisoren/Reviseurs d’Entreprises BCVBA/CSCRL;

“Demerger” shall have the meaning ascribed to it in Section 2.2;

“Demerger Proposal” shall have the meaning ascribed to it in Section 2.2;

“Effective Time” shall have the meaning ascribed to it in Section 2.1;

“Employee Participation” shall have the meaning ascribed to it in Article 1:1 of the RWER Law;

“Exchange Ratio” shall have the meaning ascribed to it in Section 5.3.1;

“Hive-Down” shall have the meaning ascribed to it in Section 2.2;

“Management Board” means the management board of Ahold;

“Material Adverse Effect” on Delhaize or Ahold means any change, event or development that, individually or taken together with all such other changes, events or developments, has or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of either the Ahold Group or the Delhaize Group, as applicable, provided that the following shall not be considered in determining whether a Material Adverse Effect has occurred:

(i)	any change, event or development generally affecting the industries in which the Ahold Group or the Delhaize Group, respectively, operate, or any change, event or development in general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions, in each case in the Netherlands, Belgium, Great Britain, Greece, the United States or any other jurisdiction, in each case except to the extent that such change, event or development affects the Ahold Group or the Delhaize Group, respectively, in a materially disproportionate manner relative to other businesses operating in the relevant geographic area and in the industries in which the Ahold Group or the Delhaize Group, respectively, operates;

(ii)	any change, event or development to the extent resulting from the execution and delivery of the Merger Agreement or the public announcement, pendency or consummation of the Merger or any of the other transactions contemplated by the Merger Agreement, including shareholder litigation and the impact of such changes or developments on the relationships, contractual or otherwise, of such party or any of its subsidiaries with employees, labor unions, clients, customers, suppliers or partners;

(iii)	any change, event or development to the extent resulting from any failure of the Ahold Group or the Delhaize Group, respectively, to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect, if such facts and circumstances are not otherwise described in paragraphs (i), (ii) or (v) through paragraph (viii) of this definition);

(iv)	any change, in and of itself, in the market price, credit rating (with respect to Ahold, Delhaize or their respective securities) or trading volume of their respective securities (it being understood that the facts and circumstances giving rise to such change may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect if such facts and circumstances are not otherwise described in paragraphs (i), (ii) or (v) through paragraph (viii) of this definition);

(v)	any change, or proposed change, after the date of the Merger Agreement, in applicable rules, GAAP or IFRS (or, in each case, authoritative interpretation thereof);

(vi)	geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of the Merger Agreement, except to the extent that such change, event or development affects the Ahold Group or the Delhaize Group, respectively, in a materially disproportionate manner relative to other businesses operating in the relevant geographic area and in the industries in which the Ahold Group or the Delhaize Group, respectively, operates;

(vii)	any hurricane, tornado, flood, earthquake or other natural disaster, except to the extent that such change, event or development affects the Ahold Group or the Delhaize Group, respectively, in a materially disproportionate manner relative to other businesses operating in the relevant geographic area and in the industries in which the Ahold Group or the Delhaize Group, respectively, operates; or

(viii)	any change, event or development to the extent resulting from any action by any member of the Ahold Group or the Delhaize Group, respectively, that is expressly required to be taken by the Merger Agreement;

“Merger” shall have the meaning ascribed to it in recital (A);

“Merger Agreement” shall have the meaning ascribed to it in recital (A);

“Merger Proposal” means these common draft terms of cross-border Merger between Delhaize, as disappearing company, and Ahold, as surviving company;

“NewDelhaize” shall have the meaning ascribed to it in Section 2.2;

“Per ADS Merger Consideration” shall have the meaning ascribed to it in Section 6.1.2(iv);

“PwC” means PricewaterhouseCoopers Accountants N.V.;

“Relevant Competition Clearances” means: (i) the expiration or termination of the applicable waiting period(s) under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any extension thereof, and all applicable rules and regulations thereunder; (ii) a decision under applicable EU antitrust regulations declaring the Merger compatible with the common market or, if such decision has been referred (in whole or in part) to a national antitrust authority of an EU member state, the requisite clearance by such national antitrust authority under its applicable antitrust laws; (iii) a decision under applicable Serbian antitrust laws allowing the Merger and/or declaring that the Merger does not considerably restrict, distort or prevent competition on the market of the Republic of Serbia as a whole or in a relevant part thereof; and (iv) a decision under applicable antitrust laws of the Republic of Montenegro allowing the Merger and/or declaring that the Merger does not considerably restrict, distort or prevent competition on the market of the Republic of Montenegro as a whole or in a relevant part thereof;

“RWER Law” shall have the meaning ascribed to it in Section 11.1.1;

“Supervisory Board” means the supervisory board of Ahold;

“Tax Merger Ruling” shall have the meaning ascribed to it in Section 4.1.10;

“Tax Neutral” means that the Merger shall qualify as a “merger” within the meaning of Article 210, §1, 1° of the Belgian Income Tax Code of 1992 and shall benefit from: (i) the corporate income tax rollover regime provided for by Articles 211 and 229, §4 of the Belgian Income Tax Code; (ii) the transfer tax exemption provided for by Article 117, §1 of the Belgian code on registration duties of 30 November 1939; (iii) the rollover regime provided for by Article 45, §1 of the Belgian Income Tax Code; and (iv) the VAT regime provided for by Articles 11 and 18, §3 of the Belgian VAT Code of 3 July 1969; and

“U.S. Bonds” shall have the meaning ascribed to it in Section 11.4.2(ii).

2	Merger

2.1	Merger

Subject to the terms and conditions set forth in this Merger Proposal, the Boards of the Merging Companies propose to effectuate the Merger, as a result of which:

2.1.1	all the assets and liabilities (vermogen) and legal relationships of Delhaize shall be transferred to Ahold under universal succession of title (overgang onder algemene titel) such that Ahold will automatically substitute in all the rights and obligations of Delhaize;

2.1.2	the Delhaize Shareholders and/or Delhaize ADS Holders shall become shareholders of Ahold and/or holders of Ahold ADSs; and

2.1.3	Delhaize shall be dissolved without going into liquidation and shall thus cease to exist.

The Merger will be effective at 00:00 a.m. Central European Time on the first day after the day of the Closing (the “Effective Time”). As from the Effective Time, Ahold will establish a branch in Belgium and will allocate to that branch all assets and liabilities and legal relationships held by Delhaize prior to the Effective Time and carry on through that branch the business activities which were conducted by Delhaize prior to the Effective Time.

2.2	Post-Merger Hive-Down

As soon as practically possible after the consummation of the Merger, the Combined Company intends to effect a legal demerger (afsplitsing) (the “Demerger”). Ahold will in accordance with Dutch law publish a demerger proposal (splitsingsvoorstel) for the purpose of the Demerger (the “Demerger Proposal”).

Pursuant to the Demerger, the assets and liabilities of (the former) Delhaize will be transferred to a wholly owned Dutch subsidiary of the Combined Company which will be incorporated at the occasion and by virtue of the Demerger (“NewDelhaize”). The Management Board intends to resolve to effect the Demerger in accordance with Section 2:334ff of the DCC and the Demerger Proposal.

To change the Dutch nationality of NewDelhaize, the Combined Company intends to, following the Demerger, have NewDelhaize’s seat transferred (zetel verplaatsing) to Belgium through a conversion of NewDelhaize into a Belgian partnership limited by shares (commanditaire vennootschap op aandelen/société en commandite par actions) (the “Conversion”). After the Conversion, the operations of (the former) Delhaize will be conducted through NewDelhaize directly instead of a Belgian branch.

The Combined Company will seek to implement the Conversion as soon as practicable after the Demerger. The Conversion is subject to (i) a corporate approval process at the Combined Company and NewDelhaize, and (ii) completion of certain procedural aspects under applicable law. As regards (ii), NewDelhaize will, among other things, prepare and publish a separate conversion proposal (omzettingsvoorstel) that will be made available in accordance with applicable law.

The restructuring contemplated by the combination of the Demerger and the Conversion is referred to as the “Hive-Down”.

3	Form, legal name, registered office, statutory seat and corporate purpose of Ahold and Delhaize

3.1	The form, legal name, registered office, statutory seat and corporate purpose of Ahold are as follows and, except for the legal name, will not be amended in connection with the Merger:

3.1.1	Form: public limited liability company incorporated under the laws of the Netherlands (naamloze vennootschap).

3.1.2	Legal name: Koninklijke Ahold N.V. It is proposed that the legal name of Ahold will change into “Koninklijke Ahold Delhaize N.V.” at the Effective Time. This legal name is subject to Ahold’s request to His Majesty The King of the Netherlands to confirm (bestendigen) Ahold’s predicate ‘Koninklijke’ being honored. In the absence of such confirmation, it is proposed that the legal name of Ahold will change into “Ahold Delhaize N.V.” at the Effective Time.

3.1.3	Registered office: Provincialeweg 11, 1506 MA Zaandam (municipality of Zaanstad), the Netherlands.

3.1.4	Statutory seat: Zaandam, the Netherlands.

3.1.5	Corporate purpose: The corporate purpose of Ahold is to promote or join others in promoting companies and enterprises, to participate in companies and enterprises, to finance companies and enterprises, including the giving of guarantees and acting as surety for the benefit of third parties as security for liabilities of companies and enterprises with which the company is joined in a group or in which the company owns an interest or with which the company collaborates in any other way, to conduct the management of and to operate companies engaged in the wholesale and retail trade in consumer and utility products and companies that produce such products, to operate restaurants and companies engaged in rendering public services, including all acts and things which relate or may be conducive thereto in the broadest sense, as well as to promote, to participate in, to conduct the management of and, as the case may be, to operate businesses of any other kind.

3.2	The form, legal name, registered office and corporate purpose of Delhaize are as follows:

3.2.1	Form: public limited liability company incorporated under the laws of Belgium (naamloze vennootschap/société anonyme).

3.2.2	Legal name: Delhaize Group NV/SA.

3.2.3	Registered office: Osseghemstraat 53, 1080 Sint-Jans-Molenbeek (Brussels), Belgium.

3.2.4	Corporate purpose: The corporate purpose of Delhaize is the trade of durable or non-durable merchandise and commodities, of wine and spirits, the manufacture and sale of all articles for mass consumption, household articles, and others, as well as all service activities. To this effect, Delhaize may carry out all industrial, commercial, moveable, real estate or financial transactions, in Belgium or abroad which, directly or indirectly, favor or expand its industry and trade. It may also, by any means whatsoever, acquire an interest in all businesses, enterprises or corporations with an identical, similar or related corporate purpose or which favor the development of its enterprise, acquire raw materials for it, or facilitate the distribution of its products.

4	Conditions Precedent

4.1	The respective obligation of each Merging Company to effect the Merger is subject to the satisfaction or, to the extent permitted by applicable law, written waiver (either in whole or in part, except that any part that is not waived would otherwise be satisfied) by the Merging Companies jointly, at or prior to the Closing Date, of the following conditions:

4.1.1	the extraordinary general meeting of Ahold shareholders or any subsequent Ahold extraordinary meeting, as the case may be, having adopted the following resolutions (the “Ahold Required Resolutions”):

(i)	the approval of this Merger Proposal (i.e. the resolution to merge), effective as of the Effective Time;

(ii)	the appointment of the new members of the Management Board and the Supervisory Board as contemplated by the Merger Agreement, effective as from the Effective Time and conditional upon the Merger having become effective; and

(iii)	an amendment of the Ahold articles of association to implement the governance structure of Ahold set forth in the Merger Agreement, effective as from the Effective Time and conditional upon the Merger having become effective;

4.1.2	the extraordinary meeting of Delhaize Shareholders or any subsequent Delhaize extraordinary meeting, as the case may be, having adopted the following resolutions:

(i)	the approval of this Merger Proposal, effective as from the Effective Time; and

(ii)	the approval of the cross-border Merger by the acquisition of Delhaize by Ahold in accordance with the terms of this Merger Proposal, effective as from and conditional upon the Effective Time, and hence the dissolution without liquidation of Delhaize;

4.1.3	receipt of the Relevant Competition Clearances or, where applicable, the expiration or termination of the applicable waiting periods in lieu of such antitrust clearances;

4.1.4	a civil law notary (notaris) of Allen & Overy LLP, Amsterdam having obtained the pre-merger certificate issued by a Belgian civil law notary in accordance with applicable Belgian laws;

4.1.5	the Ahold Ordinary Shares issuable to the Delhaize Shareholders and Delhaize ADS Holders in the Merger having been approved for admission to listing and trading on the Euronext Amsterdam and Euronext Brussels stock exchanges;

4.1.6	the prospectus prepared and filed with the AFM, having been approved by the AFM under Dutch law and having been passported into Belgium, in each case, in accordance with applicable laws;

4.1.7	the registration statement on Form F-4 of Ahold, of which the U.S. prospectus forms a part, having been declared effective by the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, and no stop order suspending the effectiveness of such registration statement being in effect and no proceedings for that purpose being pending;

4.1.8	no opposition by an Ahold creditor having been filed or, if filed, such opposition having been withdrawn, resolved or lifted by an enforceable court order by the relevant court of the Netherlands;

4.1.9	no governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any order, injunction, judgment, decree or other action which is in effect and which prohibits or makes illegal the consummation of the Merger in accordance with the terms of the Merger Agreement; and

4.1.10	Ahold and Delhaize having obtained a ruling from the Belgian tax authorities confirming that the Merger will be Tax Neutral under Belgian laws, subject to the conditions, if any, provided under applicable laws and applicable ruling practice (the “Tax Merger Ruling”). The Tax Merger Ruling was obtained on 13 October 2015.

4.2	In addition, each of Ahold’s and Delhaize’s obligation to effect the Merger is also subject to the satisfaction or waiver (either in whole or in part, except that any part that is not waived would otherwise be satisfied) in writing by such Merging Company, at or prior to the Closing Date, of the following conditions:

4.2.1	no change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect relating to the other Merging Company has occurred since 24 June 2015, i.e. the date of the Merger Agreement, which is continuing on the Closing Date;

4.2.2	the warranties of the other Merging Company (other than certain specified warranties relating to such other Merging Company’s share capital and the warranties relating to the absence of an event having a Material Adverse Effect on such other Merging Company between, in the case of Ahold, 28 December 2014 and, in the case of Delhaize, 31 December 2014, and 24 June 2015, i.e. the date of the Merger Agreement) are true and accurate as of the Closing Date, as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case, as of such earlier date), except where the failure of such other Merging Company’s warranties to be so true and accurate (disregarding any limitation as to “materiality” or “Material Adverse Effect” set forth in such other Merging Company’s warranties), individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse effect relating to such other Merging Company;

4.2.3	certain specified warranties of the other Merging Company relating to such other Merging Company’s share capital are true and accurate in all material respects as of the Closing Date, as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case, as of such earlier date);

4.2.4	the warranties of the other Merging Company relating to the absence of an event having a Material Adverse Effect on such other Merging Company between, in the case of Ahold, 28 December 2014, and, in the case of Delhaize, 31 December 2014, and the date of the Merger Agreement) are true and accurate as of the date of the Merger Agreement; and

4.2.5	the other Merging Company has performed in all material respects all covenants, agreements and obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date;

and such Merging Company has received a certificate signed on behalf of the other Merging Company by an authorized representative of such other Merging Company dated as of the Closing Date, certifying that the conditions described in this Section 4.2 have been satisfied.

4.3	Delhaize’s obligation to effect the Merger is furthermore subject to the satisfaction or waiver (either in whole or in part, except that any part that is not waived would otherwise be satisfied) in writing by Delhaize at or prior to the Closing Date of the following additional condition:

4.3.1	the Stichting Ahold Continuïteit (the “Ahold Foundation”) (i) not having exercised (either in whole or in part) the Ahold Foundation Call Option or (ii) if the Ahold Foundation has exercised (either in whole or in part) the Ahold Foundation Call Option, the Ahold Foundation having voted in favor of the Ahold Required Resolutions.

4.4	According to Section 2:318 of the DCC, the Merger must be effectuated within six months after the announcement of the publication of this Merger Proposal in a Dutch nationwide-distributed newspaper. If the six month period lapses without the Merger becoming effective the Merging Companies can opt to publish a new merger proposal in accordance with applicable laws and procedures and without prejudice to Section 4.5 below.

4.5	The Merger Agreement may also be terminated by notice in writing given by either of the Merging Companies to the other Merging Company if the Merger shall not have occurred by the 15 month anniversary of the date of the Merger Agreement.

4.6	Should the Conditions Precedent be fulfilled and subject to applicable rules, the Merger shall become effective at the Effective Time. The Boards of the Merging Companies shall have all necessary powers to acknowledge the (non-)fulfillment of these Conditions Precedent and to request the Dutch civil law notary to execute the Dutch notarial deed of cross-border Merger to effect the Merger.

5	Exchange Ratio

5.1	Share Capital of Delhaize

On 15 December 2015, the issued share capital of Delhaize amounted to EUR 51,883,430, divided into 103,766,860 Delhaize Ordinary Shares with no nominal value, of which 564,768 Delhaize Ordinary Shares were held by Delhaize in treasury. On

15 December 2015, 1,519,619 Delhaize warrants, representing Delhaize U.S. Options, were outstanding, each giving right to one share. On 15 December 2015, 25,173,496 Delhaize ADSs were outstanding.

5.2	Share Capital of Ahold

On 15 December 2015, the issued share capital of Ahold amounted to EUR 11,027,882.37, divided into (i) 834,373,134 Ahold Ordinary Shares with a nominal value of EUR 0.01 each, out of which 15,922,580 Ahold Ordinary Shares were held by Ahold in treasury and (ii) 268,415,103 cumulative preferred financing shares, all of which were outstanding. On 15 December 2015, 36,076,380 Ahold ADSs were outstanding. Ahold granted the Ahold Foundation a call option to acquire such number of cumulative preferred shares in Ahold’s share capital with a nominal value of EUR 500 each, up to a total nominal value that is equal to the nominal value of all Ahold Ordinary Shares and all Ahold cumulative preferred financing shares, in each case issued and outstanding shares at the time of exercising the option minus the total nominal value of any cumulative preferred shares held by the Ahold Foundation at such time (the “Ahold Foundation Call Option”). On 15 December 2015, no such cumulative preferred shares were issued. All without prejudice to the reverse stock split described in Section 6.5, that will result in a reduction of the total number of issued Ahold Ordinary Shares immediately prior to Closing.

5.3	Exchange Ratio

5.3.1	Pursuant to the Merger Agreement, at the Effective Time Ahold shall allot for each issued and outstanding Delhaize Ordinary Share 4.75 Ahold Ordinary Shares (such ratio of Ahold Ordinary Shares to Delhaize Ordinary Shares, the “Exchange Ratio”).

5.3.2	Without prejudice to Section 6.1.2, in fine, no cash payments will be made pursuant to the Exchange Ratio in effecting the Merger.

6	Terms of allotment of Ahold Ordinary Shares and Ahold ADSs – Capital Increase – Goodwill and reserves – Participation in profits – Cancellation of shares and capital movements prior to Closing

6.1	Terms of allotment of Ahold Ordinary Shares and Ahold ADSs

6.1.1	At the Effective Time, Ahold will allot for each issued and outstanding Delhaize Ordinary Share (other than any Delhaize Ordinary Share held in treasury by Delhaize or held by Ahold, if any) 4.75 Ahold Ordinary Shares.

6.1.2	At the Effective Time, all Delhaize Ordinary Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and:

(i)	each book-entry position with depositary intermediaries participating in the centralized depositary and clearing system managed by Euroclear previously representing any such Delhaize Ordinary Shares (other than the Delhaize Ordinary Shares held in treasury by Delhaize and the Delhaize Ordinary Shares held by Ahold, if any) shall thereafter represent Ahold Ordinary Shares allotted for such Delhaize Ordinary Shares in the Merger in accordance with the Exchange Ratio;

(ii)	each Delhaize Ordinary Share held in treasury by Delhaize and each Delhaize Ordinary Share held by Ahold, if any, shall no longer be outstanding and shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor pursuant to Article 703, § 2, juncto Article 772/1 of the BCC;

(iii)	Ahold shall register in its shareholders’ register the former holder of each registered Delhaize Ordinary Share with such number of Ahold Ordinary Shares as results from the Exchange Ratio, relying on the shareholdership as appears from the share register of Delhaize at Closing, which will be presumed to be accurate, and subsequently close the electronic share register of Delhaize;

(iv)	each Delhaize ADS shall no longer be outstanding and shall be cancelled in exchange for the right of the holder of such Delhaize ADS to receive, at its election, (i) a number of Ahold ADSs equal to the product of (a) the number of Delhaize Ordinary Shares represented by one Delhaize ADS (the “Delhaize ADS Ratio”) multiplied by (b) the Exchange Ratio divided by (c) the number of Ahold Ordinary Shares represented by one Ahold ADS or (ii) a number of Ahold Ordinary Shares equal to the product of (a) the Delhaize ADS Ratio multiplied by (b) the Exchange Ratio (subsections (i) and (ii), the “Per ADS Merger Consideration”); and

(v)	each Delhaize Equity Award shall be treated in accordance with Schedule 1 which is deemed to constitute an integral part of this Merger Proposal,

except that no fractional Ahold Ordinary Shares or Ahold ADSs shall be allotted, but instead:

(a)	for book-entry positions (under (i) above) the intermediary of the respective shareholder shall aggregate the fractional entitlements into new Ahold Ordinary Shares or Ahold ADSs and sell the corresponding Ahold Ordinary Shares and Ahold ADSs on behalf of the holders who would otherwise have been entitled to receive a fractional Ahold Ordinary Share or Ahold ADS in the market for cash, and subsequently distribute the net cash proceeds to such holders proportionate to each such holder’s fractional entitlements; and

(b)	for registered shareholders (under (iii) above) the total number of newly allotted shares to each registered holder is rounded down to the nearest full number, and the balance is paid in cash. Such balance shall be calculated based on the stock market quotation of the Ahold Ordinary Shares on Euronext Amsterdam on the Closing Date, or if the Closing Date is not a trading day on Euronext Amsterdam, the last trading day before the Closing Date.

The total amount of cash payments that will be made pursuant to this Section 6.1.2, in fine, will not exceed 10% of the aggregate nominal value of the Ahold Ordinary Shares that will be allotted pursuant to the Merger.

6.1.3

If the number of Ahold Ordinary Shares, Ahold ADSs, Delhaize Ordinary Shares or Delhaize ADSs (or securities convertible or exchangeable into or exercisable for Ahold Ordinary Shares, Ahold ADSs, Delhaize Ordinary Shares or Delhaize ADSs) issued and outstanding changes before the Effective Time (and as permitted by the covenants with respect to the period between signing of the Merger Agreement and Closing), as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, in each case other than as a result of a capital decrease taken by Ahold pursuant to and in accordance with Section 6.5 or a share buyback undertaken by Ahold pursuant to Section 6.6, the Exchange Ratio and/or the Per ADS Merger Consideration shall be appropriately adjusted to provide to the Delhaize Shareholders and the shareholders of Ahold the same economic effect as contemplated by the Merger Agreement prior to such action(s).

6.1.4	Each of Ahold, Delhaize and each of their respective affiliates or any financial intermediary intervening in the Merger transactions shall be entitled to deduct and withhold from the shares to be allotted or cash to be paid to holders of Delhaize Ordinary Shares, Delhaize ADSs or Delhaize Equity Awards such amounts as it reasonably determines it is required to deduct and withhold with respect thereto under any provisions of applicable tax laws. To the extent that amounts are so withheld and paid over to the appropriate governmental entity by Ahold, Delhaize, any of their respective affiliates or any financial intermediary, as the case may be, such withheld amounts shall be treated as having been paid to the holder of Delhaize Ordinary Shares, Delhaize ADSs or Delhaize Equity Awards in respect of which such deduction and withholding was made by Ahold, Delhaize, such affiliate or such financial intermediary, as the case may be.

6.1.5	Each of Ahold and Delhaize will enter into appropriate arrangements with the depositary of Ahold and the depositary of Delhaize to give effect to this Section 6.

6.2	Capital increase pursuant to the Merger

Pursuant to the Merger, the issued capital of Ahold will increase by an amount equal to (i) the number of issued Delhaize Ordinary Shares minus the number of Delhaize Ordinary Shares held in treasury by Delhaize or held by Ahold, if any, in each case as at the Effective Time, multiplied by (ii) the Exchange Ratio (being 4.75 but with due observance of the fact that the number of Ahold Ordinary Shares to be allotted to the registered shareholders referred to in Section 6.1.2, under (iii) will be rounded down to the nearest full number), multiplied by (iii) the nominal value of one Ahold Ordinary Share (being EUR 0.01).

6.3	Consequences of the Merger for the size of the goodwill and the reserves of Ahold

Any goodwill paid in the context of the exchange of shares will be recorded as goodwill in Ahold’s consolidated accounts at the Effective Time. Such goodwill will consist of the difference between the fair value of Delhaize’s individual assets and liabilities as acquired in the Merger and the fair value of the Ahold Ordinary Shares allotted in exchange for the Delhaize Ordinary Shares. The exact amount involved depends, among other factors, on the actual stock market quotations at the Closing Date.

A preliminary estimate of the acquired goodwill to be recognized on the balance sheet of the Combined Company as calculated per stock market quotations of 11 November 2015 amounts to EUR 5,289 million.

As a result of the Merger, the freely distributable reserves of Ahold will increase with the balance of the fair value of the Ahold Ordinary Shares allotted in the Merger and the aggregate nominal value thereof. A preliminary estimate of the fair value of the Ahold Ordinary Shares allotted in the Merger as calculated per stock market quotations of 11 November 2015 amounts to EUR 9,636 million.

6.4	Participation in profits

6.4.1	As per the Effective Time, the Ahold Ordinary Shares and Ahold ADSs allotted to Delhaize Shareholders will be of the same nature and have the same rights, preferences and privileges as the existing Ahold Ordinary Shares and Ahold ADSs respectively, including with respect to entitlement to profits. All the aforementioned is without prejudice to the fact that if Closing takes place after the annual general meeting of Ahold shareholders to be held in 2016, any distributions of profits for the financial year 2015 will only accrue to the Ahold Ordinary Shares and Ahold ADSs in existence prior to the Merger. If Closing is expected to take place after the annual general meeting of Ahold shareholders to be held in 2016 and prior to the Delhaize annual general meeting of Delhaize Shareholders to be held in 2016, Delhaize shall be entitled to propose to the Delhaize Shareholders to accelerate the timing of any of its distributions of profits for the financial year 2015.

6.4.2	Other than as set forth in Section 6.4.1 above, there are no special conditions with respect to the participation in the profits of the new shares allotted by Ahold upon completion of the Merger, which would affect such entitlement.

6.5	Capital decrease in Ahold

Immediately prior to Closing:

6.5.1	the nominal value of the Ahold Ordinary Shares will be increased by an amount including an aggregate amount of approximately one billion euro (EUR 1,000,000,000) at the expense of the available (freely distributable) share premium reserves (algemene agioreserve) of Ahold by an aggregate amount of approximately one billion euro (EUR 1,000,000,000);

6.5.2	following such increase, a reverse stock split will be effected such that the number of Ahold Ordinary Shares will decrease by a number equal to the number of Ahold Ordinary Shares that could have been repurchased with the Ahold Capital Return; and

6.5.3	following such reverse stock split, a decrease of the nominal value of the Ahold Ordinary Shares will be effected, and subsequently approximately one billion euro (EUR 1,000,000,000) of such decreased amount will be repaid to the holders of issued and outstanding Ahold Ordinary Shares. The surplus of the decreased amount will be added to Ahold’s share premium reserves (the “Ahold Capital Return”).

6.6	Share buyback

If any or all of the holders of the cumulative preferred financing shares of Ahold elect to convert such cumulative preferred financing shares into Ahold Ordinary Shares prior to Closing, then Ahold shall undertake to engage in a share buyback prior to Closing to offset the increase in the number of Ahold Ordinary Shares as a result of such conversion.

7	Information on the valuation of assets and liabilities transferred by Delhaize

Upon the Merger, the Combined Company shall record the assets and liabilities that it will acquire pursuant to the Merger in its books and accounts at fair market value as at the Accounting Date.

After completion of the Demerger, the assets and liabilities of (the former) Delhaize transferred pursuant to the Demerger will be recorded in the books and accounts of NewDelhaize against the same value they had in the books and accounts of Delhaize as at the Accounting Date. The shareholding in NewDelhaize will be recorded in the stand-alone books and accounts of the Combined Company at fair market value.

8	Dates of the Merging Companies’ accounts used for determination of the conditions of the Merger

The terms and conditions of the Merger have been based on such factors as described in the respective board reports of Ahold and Delhaize (see Section 12). To the extent accounts, amongst other factors, were used to establish the terms and conditions of the Merger, such accounts were the accounts of Ahold and Delhaize as per the financial year 2014 as well as accounts per the end of the first quarter of the financial year 2015.

9	Accounting Date – annual accounts

9.1	The financial information pertaining to Delhaize will be incorporated into the annual accounts of Ahold as from the Effective Time, such date being the date as from which, for accounting purposes, all transactions of Delhaize shall be deemed executed on behalf of Ahold and are to be treated as transactions of Ahold. Hence, the Merger will not have any retroactive effect for accounting purposes. Consequently, the last full financial year of Delhaize will end on 31 December 2015, the last financial year will end on the date before the Effective Time (the “Accounting Date”) and final accounts as at the Accounting Date will be drawn up.

9.2	After the Effective Time the obligations in respect of the annual accounts or other financial statements of the Combined Company rest with the Combined Company.

9.3	Without prejudice to the above, the Board of Directors will prepare accounts for Delhaize for the period between the first day following the last full financial year of Delhaize and the Effective Time. These accounts for Delhaize must be accompanied by a report of the statutory auditor of Delhaize. The approval of these accounts for Delhaize and the discharge (kwijting) to the Board of Directors and the statutory auditor of Delhaize will be put on the agenda of a general meeting of shareholders of the Combined Company.

10	Consequences of the Merger

10.1	Transfer of the assets and liabilities of Delhaize to Ahold under universal succession of title

10.1.1	Upon the terms and subject to the conditions set forth in this Merger Proposal, as from the Effective Time all assets and liabilities (vermogen) and legal relationships of Delhaize shall be transferred to Ahold under universal succession of title (overgang onder algemene titel), which will automatically substitute Ahold in all the rights and obligations of Delhaize. References to the assets and liabilities of Delhaize cover any and all rights or goods it owns or has the benefit of, including its off-balance sheet rights and obligations independent of their nature.

10.1.2	The description below of the assets and liabilities and legal relationships of Delhaize is purely indicative and for information purposes only. This description is not limitative, as the Merger will lead to a transfer by universal succession of title of all the assets and liabilities and legal relationships of Delhaize as of the Effective Time.

10.1.3	The assets and liabilities and legal relationships transferred from Delhaize to Ahold pursuant to the Merger consist of (but are not limited to), the following:

(i)	Contractual arrangements. All contractual arrangements of Delhaize and all contractual and non-contractual rights and obligations arising thereunder;

(ii)	Intellectual property rights. All of Delhaize’s rights, titles and interests in and to the intellectual property rights of Delhaize, whether registered or unregistered;

(iii)	Real estate related rights. All of Delhaize’s rights, titles and interests in and to real estate, including but not limited to the real estate listed in Schedule 2. In relation to the transfer of Delhaize’s real estate, reference is also made to Section 14.2;

(iv)	Authorizations, licenses and/or permits useful, necessary or required for Delhaize’s business. All authorizations, licenses and/or permits of Delhaize which are useful, necessary or required for its business, in their state at the Effective Time, including but not limited to:

(a)	the numbers of the operating units (nummer vestigingseenheid) of Delhaize listed in Schedule 3 and the corresponding authorizations/registrations with the Federal Agency for the Safety of the Food Chain (Federaal Agentschap voor de Veiligheid van de Voedselketen);

(b)	other authorizations/licenses, including but not limited to:

(I)	transport license;

(II)	waste transport license;

(III)	waste disposal authorization;

(IV)	authorization to perform bottling activities;

(V)	REACH registration;

(VI)	authorization to sell alcohol; and

(VII)	authorization to sell tobacco; and/or

(c)	other permits, including but not limited to:

(I)	environmental permits.

To the extent any authorizations, licenses and/or permits would not be automatically transferred as a result of the Merger, Delhaize and Ahold will take all appropriate measures to ensure the transfer or renewal of such authorizations, licenses and/or permits.

10.2	Existing rights of usufructs and pledges on Delhaize Ordinary Shares

Pursuant to Section 2:319, subsection 1 of the DCC, all existing rights of usufruct (vruchtgebruik) and pledge (pand) on Delhaize Ordinary Shares, if any, will rest on the Ahold Ordinary Shares allotted in the Merger by way of substitution of property (zaaksvervanging).

10.3	Rights conferred or compensation to be paid by Ahold to shareholders enjoying special rights or to holders of securities other than shares representing the capital or measures proposed concerning them

Except as set forth in Sections 5.1 and 5.2, none of the Merging Companies (i) has granted special rights to shareholders or (ii) has any securities, other than shares representing its capital, within the meaning of Section 2:312, subsection 2, letter c juncto 2:320 subsection 1 of the DCC and Article 772/6, § 2, g) of the BCC. Without prejudice to Schedule 1, no special rights will be granted as part of the Merger process and no other measures within the meaning of these provisions have been proposed.

10.4	Special advantages granted to members of the administrative, management, supervisory or controlling bodies of the Merging Companies or to experts who examine the Merger Proposal

10.4.1	No director and/or member of any administrative, management, supervisory or controlling organ of Ahold or Delhaize will be granted any special advantages within the meaning of Section 2:312, subsection 2, letter d of the DCC and Article 772/6, § 2, h) of the BCC, except as disclosed below:

(i)	Mr. Frans Muller will be granted an exceptional grant of Delhaize EU PSUs. Such grant will be made by Delhaize prior to Closing and will have a value of EUR 1 million. The vesting of the Delhaize EU PSUs will occur three years after grant, subject to company performance against financial targets fixed upon grant. These targets currently relate to shareholder value creation. The number of shares to be received upon vesting of the Delhaize EU PSUs will vary from 0% to 150% of the awarded number of Delhaize EU PSUs, in function of the achieved company performance against financial targets. Upon closing the performance will be measured against targets as set for the Combined Company’s long-term incentive plan.

In addition, vesting of the Delhaize EU PSUs granted under this exceptional grant will be conditional upon (i) approval of the grant by the extraordinary general meeting of Delhaize Shareholders; (ii) Closing taking place; and (iii) Mr. Muller’s continued work under his management contract with Delhaize on the date of Closing. If any of these vesting conditions is not met, vesting will not take place and the Delhaize EU PSUs granted under this exceptional grant will automatically expire and become null and void.

Upon Closing, the Delhaize EU PSUs granted under this exceptional grant will be converted into performance shares under the Combined Company’s long-term incentive plan.

(ii)	The service agreement to be entered into by Mr Muller and the Combined Company shall include a severance arrangement for the eventuality that it is terminated within two years after the Effective Time. In that event, Mr Muller shall receive the pay-out of two years full compensation under such service agreement, i.e. fixed pay and benefits, short-term incentive plan at target, long-term incentive benefits and accelerated vesting of the outstanding and newly granted (for two years) long-term incentive benefits; this is inclusive of notice period.

Ahold will submit this proposal for approval to the general meeting of shareholders.

(iii)	Upon Closing, each of Mr. Dick Boer, Mr. Frans Muller, Mr. Jeff Carr, Mr. James McCann, Mr. Kevin Holt, Mr. Pierre Bouchut and Mr. Marc Croonen will be granted a one-time recognition award by the Combined Company. The recognition award will consist of performance shares of the Combined Company, which will vest in ordinary shares of the Combined Company. Vesting will be contingent upon the realisation of key performance indicators to be set before Closing, and continued service. Subject to these conditions, vesting will occur in two instalments of 50% each of the granted performance shares. The first instalment will vest 12 months after the date of grant and the second instalment will vest 24 months after the date of grant. The value of the grant to each of the aforementioned persons will be equal to one year base salary, with the exception of Mr. Frans Muller’s grant which will have a value of 150% of one year base salary. A five year holding period will apply as from the date of the award of the performance shares.

Ahold will submit this proposal for approval to the general meeting of shareholders.

10.4.2	PwC, represented by Peter van Mierlo, was appointed by Ahold to issue a report on the Merger pursuant to Section 2:328 of the DCC, as referred to in Section 13.1. PwC’s fee for preparing its report is EUR 275,000, excluding VAT.

10.4.3	Deloitte, represented by Eric Nys, has been instructed by Delhaize to prepare a report on the Merger pursuant to Article 772/9, §§ 1 and 2 of the BCC, as referred to in Section 13.2. Deloitte’s fee for preparing its report is EUR 30,000, excluding VAT.

10.5	Ahold’s articles of association

10.5.1	The articles of association of Ahold as in effect on the date of this Merger Proposal are attached as Schedule 4.

10.5.2

Simultaneously with the proposal to effectuate the Merger in accordance with this Merger Proposal, it will be proposed to the extraordinary general meeting of Ahold shareholders to amend the Ahold articles of association in accordance with the text included in Schedule 5, provided, however, that the text as included in Schedule 5 also includes the text of the proposals to amend the articles of association referred to in Sections 10.5.3 and 10.5.4. The purpose of the first mentioned amendment is to implement the governance structure set forth in the Merger Agreement, effective as from the Effective Time and conditional upon the Merger having become effective. The amounts included in the authorised capital of Ahold (article 4.1 of Schedule 5) will be determined after the Ahold Capital Return is effected, within the limits of a maximum total authorised capital of EUR 45,000,000.

10.5.3	It will be proposed to the extraordinary general meeting of Ahold shareholders to approve the Ahold Capital Return, consisting of three amendments to the Ahold articles of association. The draft text of this proposal to amend the Ahold articles of association resulting from such three amendments is included in the text of Schedule 5.

10.5.4	It will be proposed to the extraordinary general meeting of Ahold shareholders to amend the Ahold articles of association to include an option right for the Ahold Foundation to acquire cumulative preferred shares in the capital of Ahold. The draft text of this proposal to amend the Ahold articles of association is included in the text of Schedule 5.

10.5.5	Neither the articles of association of Ahold nor the articles of association of Delhaize contain a provision in respect of the approval of the resolution to effectuate the Merger.

10.6	Proposed composition of the supervisory board, the management board and the executive committee of the Combined Company

10.6.1	The list below sets out the individuals who, as of the date of this Merger Proposal, have been designated to become members of the supervisory board of the Combined Company, effective as from the Effective Time:

(i)	Mr. Mats Jansson, the current chairman of the Board of Directors, as chairman;

(ii)	Mr. Jan Hommen, the current chairman of the Supervisory Board, as vice-chairman;

(iii)	Mr. Jacques de Vaucleroy, a current member of the Board of Directors, also as vice-chairman;

(iv)	Mr. Patrick De Maeseneire, a current member of the Board of Directors, as member of the supervisory board;

(v)	Ms. Dominique Leroy, a current member of the Board of Directors, as member of the supervisory board;

(vi)	Mr. Bill McEwan, a current member of the Board of Directors, as member of the supervisory board;

(vii)	Mr. Jack L. Stahl, a current member of the Board of Directors, as member of the supervisory board;

(viii)	Mr. Johnny Thijs, a current member of the Board of Directors, as member of the supervisory board;

(ix)	Mr. Rob van den Bergh, a current member of the Supervisory Board, as member of the supervisory board;

(x)	Ms. Mary Anne Citrino, as member of the supervisory board;

(xi)	Mr. René Hooft Graafland, a current member of the Supervisory Board, as member of the supervisory board;

(xii)	Mr. Mark McGrath, a current member of the Supervisory Board, as member of the supervisory board;

(xiii)	Mr. Ben Noteboom, a current member of the Supervisory Board, as member of the supervisory board; and

(xiv)	Ms. Stephanie Shern, a current member of the Supervisory Board, as member of the supervisory board.

10.6.2	The list below sets out the individuals who, as of the date of this Merger Proposal, have been designated to become members of the management board of the Combined Company, effective as from the Effective Time:

(i)	Mr. Dick Boer, the current Chief Executive Officer of Ahold, as the Chief Executive Officer;

(ii)	Mr. Frans Muller, the current Chief Executive Officer of Delhaize, as the Deputy Chief Executive Officer and Chief Integration Officer;

(iii)	Mr. Jeff Carr, the current Chief Financial Officer of Ahold, as the Chief Financial Officer;

(iv)	Mr. Pierre Bouchut, the current Chief Financial Officer of Delhaize, as the Chief Operating Officer Europe;

(v)	Mr. James McCann, the current Chief Operating Officer USA of Ahold, as the Chief Operating Officer USA; and

(vi)	Mr. Kevin Holt, the current Chief Operating Officer USA of Delhaize, also as the Chief Operating Officer USA.

10.6.3	The list below sets out the individuals who, as of the date of this Merger Proposal, have been designated to become members of the executive committee of the Combined Company, effective as from the Effective Time:

(i)	the members of the management board of the Combined Company;

(ii)	Mr. Marc Croonen, the current Chief Human Resources Officer of Delhaize, as the Chief Sustainability, Transformation & Communications Officer;

(iii)	Ms. Hanneke Faber, the current Chief Commercial Officer of Ahold, as the Chief E-Commerce & Innovation Officer;

(iv)	Mr. Jan Ernst de Groot, the current Chief Legal Officer of Ahold, as the Chief Legal Officer; and

(v)	Ms. Abbe Luersman, the current Chief Human Resources Officer of Ahold, as the Chief Human Resources Officer.

The management board of the Combined Company will be responsible for the overall management and decision-making of the Combined Company and will perform its task in the best interest of the Combined Company and its enterprise. The executive committee of the Combined Company will be charged with the day-to-day management of the Combined Company.

10.7	Likely repercussions of the Merger on employment

10.7.1	Ahold and Delhaize do not expect that the Merger will result in significant reductions in the Combined Company’s total workforce.

10.7.2	Employees of Delhaize will be subject to a transfer of undertaking as part of the Merger process. Upon the Merger becoming effective, all existing rights and obligations arising from contracts of employment or from employment relationships with Delhaize will automatically be transferred to Ahold pursuant to Article 772/4 of the BCC. As a result:

(i)	all existing rights and obligations arising from contracts of employment or from employment relationships with the employees or the former employees of Delhaize will be transferred, as from the Effective Time, from Delhaize to Ahold, who shall benefit as of that moment from these rights and shall observe and exercise these obligations;

(ii)	as from the Effective Time, Ahold shall bear all costs in relation to employees’ salaries and benefits, including vacation pay, thirteenth month, taxes, social security contributions, group insurance contributions or other non-statutory insurances in relation to the employees or the former employees of Delhaize; and

(iii)	as from the Effective Time, Ahold shall be liable for every indemnity due caused by the termination of the employment relationship with the employees or the former employees of Delhaize, including every indemnity of which each amount or award fully or partly depends on the continuous service of the employees or the former employees of Delhaize acquired as from the Effective Time.

10.7.3	For the sake of completeness, the Merging Companies confirm that the transfer includes the rights and obligations specified as follows:

(i)	reimbursement claim towards the National Employment Office (Rijksdienst voor Arbeidsvoorziening/Office National de L’Emploi) of the re-activation allowance paid to the employees dismissed in the framework of the collective dismissal of which the intention was announced on 11 June 2014 in accordance with Article 38 of the Act of 23 December 2005 regarding the generation pact;

(ii)	reimbursement claim towards the National Employment Office (Rijksdienst voor Arbeidsvoorziening/Office National de L’Emploi) of the outplacement costs in accordance with Article 15/2 of the Royal Decree of 9 March 2006 concerning the activating policy in the context of restructurings;

(iii)	entitlement to the exemption from the obligation to replace the employees who were dismissed before the Effective Time in the context of the collective dismissal of which the intention was announced by Delhaize on 11 June 2014 and who are or will be entitled to the regime of unemployment with company allowance;

(iv)	reimbursement claim of salaries and social contributions regarding paid training leave as set forth in Article 120 of the Recovery Act concerning social provisions of 22 January 1985;

(v)	entitlement to every general or specific reduction of contributions for social security or taxes; and

(vi)	obligation to pay supplements above the statutory social security benefits awarded to current or former employees of Delhaize, irrespective of the legal source which provides this payment obligation or the name of these supplements (i.e. company allowance in the framework of unemployment with company allowance, allowances on top of unemployment allowances outside the framework of unemployment with company allowance, supplements on top of break allowances in the framework of time credit, etc.), including the social security contributions or other charges due on these supplements.

10.7.4	Ahold and Delhaize have agreed that Delhaize shall continue the implementation of the reorganization and employment plan in Belgium as referred to in, and in accordance with, the Collective Bargaining Agreements entered into between Delhaize and its employee unions on 19 December 2014, 6 February 2015 and 23 February 2015 (including the further realization of the targets set in the context of this reorganization and employment plan).

10.8	Intentions regarding tax treatment of the Merger and Hive-Down

With reference to paragraph 4.1.10 of this Merger Proposal, the Merging Companies commit to take the necessary measures to ensure that the Merger and Hive-Down transactions will be Tax Neutral from a Belgian tax perspective.

10.9	Intentions involving continuance or termination of the activities of Ahold and Delhaize

It is intended that no changes will be made to the activities of Delhaize or Ahold and that their respective activities will be continued by the Combined Company. For avoidance of doubt the foregoing is without prejudice to the Demerger, pursuant to which the activities of the (former) Delhaize will be continued by NewDelhaize.

10.10	Shares without voting rights or profit rights

None of the Merging Companies has shares without voting rights (stemrechtloze aandelen) or shares without profit rights (winstrechtloze aandelen). Hence, Section 2:330a of the DCC does not apply to the Merger.

10.11	Proposal for the amount of compensation if Section 2:333h of the DCC applies

Section 2:333h of the DCC does not apply to the Merger.

11	Protection of stakeholders’ rights

11.1	Continuation of existing situation with respect to Employee Participation

11.1.1	At the date of this Merger Proposal, no Employee Participation as defined in Article 1:1 of the Dutch Law Role Employees at European Legal Entities (Wet Rol Werknemers bij Europese Rechtspersonen) (the “RWER Law”) exists at the level of Koninklijke Ahold N.V. or at the level of Delhaize Group NV/SA.

11.1.2	At their respective extraordinary general meeting of shareholders, each of Ahold and Delhaize will propose applying the so-called reference provisions of Section 1:31, subsections 2 and 3, of the RWER Law instead of initiating negotiations with a special negotiating body.

11.1.3	If the extraordinary general meetings of shareholders of Ahold and Delhaize approve the proposal to adopt the reference provisions, the existing situation with respect to Employee Participation will be continued.

11.2	Rights of creditors and minority shareholders under Dutch law

11.2.1	Pursuant to Section 2:316, subsection 2, of the DCC, for a period of one month following the publication of this Merger Proposal, any creditor of Ahold that has insufficient possibility of recourse as a consequence of the Merger can request Ahold to provide collateral for performance of its obligations towards such creditor. If Ahold refuses to provide such collateral, such creditor may file a request with the district court of Noord-Holland, located in Haarlem, the Netherlands, stating the requested collateral. Before taking a decision, the court may give Ahold the opportunity to provide a collateral set by the court.

11.2.2	Pursuant to Section 2:322 of the DCC, for a period of six months after the Effective Time, contracting parties of Ahold can request a district court (rechtbank) to terminate (ontbinden) or amend (wijzigen) an agreement with Ahold if such agreement, as a consequence of the Merger, can no longer reasonably be enforced in the same manner as prior to the Merger.

11.2.3	Dutch law does not provide for any specific arrangements for the exercise of rights of minority shareholders of the Merging Companies in relation to the Merger.

11.3	Any rights or compensation to be granted or paid by Ahold to persons or entities that, other than as a shareholder, have a special right against Delhaize, such as entitlement to profit or rights to acquire shares

Reference is made to Schedule 1 with respect to the treatment of Delhaize Equity Awards. No other special rights against Delhaize within the meaning of Section 2:320 of the DCC exist.

11.4	Rights of creditors and minority shareholders under Belgian law

11.4.1	Rights of creditors under Belgian law

Pursuant to Article 684 juncto Article 772/1 of the BCC, creditors of Delhaize and creditors of Ahold can request security interests to guarantee their claims that existed prior to publication in the Annex to the Belgian State Gazette (Bijlage bij het Belgisch Staatsblad/Annexes du Moniteur belge) of the notarial deeds establishing the consummation of the Merger within two months after such publication. Ahold, to which the claim will have been transferred and, as the case may be, Delhaize, can set aside the request by settling the claim at its fair value after deduction of a discount. In the absence of an agreement or if the creditors remain unpaid, the request is referred to the president of the competent Commercial Court of the judicial district of the debtor’s registered office who will determine if a security is to be provided and the time limit within which such security must be set, as the case may be unless he/she decides that no security must be given in view of the guarantees and preferential rights of the creditor or in view of the solvency of Ahold. If the security is not provided within the set timeframe, the claim shall immediately become due and payable.

11.4.2	Impact of the Merger on the existing Belgian and U.S. bonds

(i)	Belgian bonds

The terms and conditions of two series of bonds issued by Delhaize, i.e. the EUR 400,000,000 4.25% retail bonds due 19 October 2018 and the EUR 400,000,000 3.125% institutional bonds due 27 February 2020 (the “Belgian Bonds”) provide that an effective resolution passed for the dissolution of Delhaize constitutes an event of default thereunder. As the Merger will result in the transfer to, and assumption by, Ahold of all rights and liabilities and legal relationships of Delhaize and the subsequent dissolution (without liquidation) of Delhaize at the Effective Time, it cannot be excluded that certain holders of Belgian Bonds would take the view that approval by the Delhaize Shareholders to proceed with the Merger would constitute an event of default entitling them to request repayment at par of the Belgian Bonds held by them. Delhaize will therefore request the holders of the Belgian Bonds to (i) waive this potential event of default and, in view of the new structure, (ii) to amend the terms and conditions of the Belgian Bonds where necessary through bondholders’ meetings. The first bondholders’ meetings are scheduled to take place in January 2016, and thus in advance of the extraordinary general meeting of Delhaize Shareholders, so as to ensure that the mere approval by the Delhaize Shareholders ahead of the actual implementation of the Merger does not as such constitute an event of default under the Belgian Bonds. If the required quorum is not reached during the first bondholders’ meetings, second bondholders’ meeting(s) will be convened in February 2016. In case the approving majority during the bondholders’ meetings does not represent one third of the outstanding bonds, the bondholders’ resolutions will need to be homologated by the Court of Appeal of Brussels.

(ii)	U.S. bonds

The 6.50% senior notes due 2017, the 5.70% senior notes due 2040 and the 4.125% senior notes due 2019 (each of which is governed by New York law and denominated in USD) (the “U.S. Bonds”) will, following the Merger, be assumed by Ahold. Such assumption does not require the consent of the holders of the U.S. Bonds.

11.4.3	Rights of minority shareholders under Belgian law

Belgian law does not provide for any specific arrangements for the exercise of rights of minority shareholders of the Merging Companies in relation to the Merger.

11.4.4	Availability of information on rights of creditors and minority shareholders

Complete information on the rights of creditors and minority shareholders can be obtained at the registered offices of Ahold and Delhaize in accordance with Article 772/7, c) of the BCC.

12	Reports of the Boards of the Merging Companies

12.1	The Management Board prepared and will publish a report in accordance with Sections 2:313, subsection 1, and 2:327 of the DCC (toelichting bij het fusievoorstel) and the Board of Directors will prepare and publish a report in accordance with Article 772/8 of the BCC (bestuursverslag bij het fusievoorstel), in each case, explaining among other things the legal, social and economic aspects of the Merger as well as the methods for determining the Exchange Ratio.

12.2	The Delhaize and the Ahold board reports will both be made available through the Delhaize and the Ahold websites, www.delhaize.com and www.ahold.com, and hard copies can be retrieved from Delhaize’s and Ahold’s registered offices.

13	Independent expert reports

13.1	In accordance with Section 2:328 of the DCC, the Management Board has appointed PwC, represented by Peter van Mierlo, to examine the Merger Proposal and to issue the report referred to in Section 2:328, subsection 1, of the DCC. Section 2:333g of the DCC is not applicable.

13.2	PwC has been appointed to issue a second report to Ahold, in accordance with Section 2:328, subsection 2, of the DCC. Such report of PwC is attached to the report of the Management Board (toelichting bij het fusievoorstel).

13.3	In accordance with Article 772/9 of the BCC, the Board of Directors has instructed Deloitte, represented by Eric Nys, to draw up a report on the Merger Proposal.

13.4	The Delhaize and the Ahold independent expert reports will both be made available through the Delhaize and the Ahold websites www.delhaize.com and www.ahold.com and hard copies can be retrieved from Delhaize’s and Ahold’s registered offices.

14	Other information

14.1	Works council consultation

The works council of Delhaize has been informed about and consulted with in respect of the Merger. Ahold does not have a works council at the level of Koninklijke Ahold N.V.

14.2	Soil certificates

14.2.1	A total of 101 soil certificates were issued by the Public Waste Agency of Flanders (Openbare Afvalstoffen Maatschappij voor het Vlaamse Gewest) and 32 by the Brussels Institute for Environmental Management (Brussels Instituut voor Milieubeheer). These certificates are attached to this Merger Proposal as Schedule 6 and Schedule 7 respectively.

14.2.2	Ahold hereby acknowledges that it is duly informed of the content of the soil certificates. As far as needed, Ahold undertakes to unconditionally waive, in the Dutch notarial deed of cross-border Merger to effect the Merger, every possible claim in annulment pursuant to Articles 101, 102 through 115, and 116 of the Flemish Decree of 27 October 2006 relating to soil contamination and soil protection, and pursuant to Articles 12, 13, § 1, 17, §§ 1 and 2, and 76 of the Ordinance of the Brussels Capital Region of 5 March 2009 relating to the management and the remediation of contaminated soil.

15	Corporate approvals

15.1	Approval of this Merger Proposal by the Boards of the Merging Companies

15.1.1	The Management Board has approved the Merger Proposal at a duly convened meeting held on 17 December 2015. The Merger Proposal will be signed by all members of the Management Board.

15.1.2	The Board of Directors has approved the Merger Proposal at a duly convened meeting held on 18 December 2015. The Merger Proposal will be signed by all members of the Board of Directors.

15.2	Approval of this Merger Proposal by the Supervisory Board

The Supervisory Board has approved this Merger Proposal at a duly convened meeting held on 17 December 2015. This Merger Proposal will be signed by all members of the Supervisory Board.

15.3	Proposal to decide to effect the Merger in accordance with this Merger Proposal

15.3.1	Pursuant to Sections 2:317, subsection 1, and Section 2:331 of the DCC and Article 772/11 of the BCC, it will be proposed to the extraordinary general meetings of Ahold shareholders and of Delhaize Shareholders, respectively, to decide to effect the Merger in accordance with this Merger Proposal.

15.3.2	The extraordinary general meetings referred to in Section 15.3.1 above shall be held no earlier than the declaration from the district court of Noord-Holland, located in Haarlem, the Netherlands, has been obtained by Ahold that no creditor has opposed the contemplated Merger pursuant to Section 2:316 of the DCC within the one-month creditor opposition period, or, in case of any such opposition, a declaration that such opposition was withdrawn or discharged.

16	Filing

16.1	The Netherlands

16.1.1	This Merger Proposal, the report of PwC referred to in Section 13.1 above and the (other) documents referred to in Section 2:314, subsection 1, of the DCC, will be filed with the Dutch Trade Register of the Chamber of Commerce.

16.1.2	This Merger Proposal, the reports referred to in Section 12, the independent expert reports referred to in Section 13 and the adopted annual accounts or other financial statements of each of the Merging Companies of the last three financial years (including the auditor’s/accountant’s reports on these statements) together with the annual reports for the last three financial years of the Merging Companies as well as the Demerger Proposal will be deposited at the registered office of Ahold at the disposal of or made available electronically to the shareholders, bondholders, holders of special rights and employees’ representatives, in accordance with Sections 2:313 and 2:314 of the DCC.

16.1.3	The extraordinary general meetings of the Merging Companies which will be asked to resolve to approve the Merger in accordance with this Merger Proposal shall be held no earlier than (i) the declaration from the local district court in Haarlem, the Netherlands, that no creditor has opposed the contemplated Merger, pursuant to Section 2:316 of the DCC or, in case of any such opposition, a declaration that such opposition was withdrawn or discharged and (ii) the declaration from the Dutch Trade Register of the Chamber of Commerce that all abovementioned documents have been deposited during at least a one-month period.

16.1.4	An announcement of the abovementioned filings (for registration) and depositing will be published in the Dutch State Gazette (Staatscourant) and a Dutch nationally daily newspaper with national distribution (Financieele Dagblad and NRC Handelsblad).

16.2	Belgium

16.2.1	A copy of this Merger Proposal will be filed with the clerk’s office of the Commercial Court of Brussels, Belgium and published in the Annex to the Belgian State Gazette (Bijlage bij het Belgisch Staatsblad/Annexes du Moniteur belge), in compliance with Article 772/7 of the BCC.

16.2.2	This Merger Proposal, the reports referred to in Section 12, the independent expert reports referred to in Section 13 and the adopted annual accounts of each of the Merging Companies of the last three financial years (including the auditor’s/accountant’s reports on these accounts) together with the annual reports for the last three financial years of the Merging Companies, and the interim accounts will be deposited at the registered office of Delhaize at the disposal of the shareholders, bondholders, holders of special rights and employees’ representatives, in compliance with Article 772/10, § 2 of the BCC, and will be made electronically available.

16.2.3	The extraordinary general meetings of the Merging Companies which will be asked to resolve to approve the Merger in accordance with this Merger Proposal shall be held no earlier than six weeks after the filing and publication of this Merger Proposal in the Annex to the Belgian State Gazette (Bijlage bij het Belgisch Staatsblad/Annexes du Moniteur belge).

17	Miscellaneous

17.1	This Merger Proposal has been drawn up in Dutch, French and English. The content of the three language versions is identical, apart from having been prepared in three separate languages. The content of this Merger Proposal has been discussed and agreed by the Merging Companies in the English language and in the case of differences occurring in the explanation of the text due to the translation, the English version of this Merger Proposal will prevail.

17.2	The Schedules to this Merger Proposal form an integral part of this Merger Proposal.

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signature pages follow

Part 2

[French language merger proposal (Projet de fusion)]

Part 3

[Dutch language merger proposal (Fusievoorstel)]

There are six (6) signed original copies of this Merger Proposal. One (1) original will be deposited in the files of Delhaize at the clerk’s office of the competent Commercial Court of Brussels, one (1) original will be filed with the Dutch Trade Register of the Chamber of Commerce and two (2) originals will be kept at the registered offices of each of Ahold and Delhaize.

The management board of Koninklijke Ahold N.V.:

	/s/ A.D. Boer		/s/ J. Carr
Name:	A.D. Boer	Name:	J. Carr

/s/ J.E. McCann
Name:	J.E. McCann

The supervisory board of Koninklijke Ahold N.V.:

	/s/ J.H.M. Hommen		/s/ R.F. van den Bergh
Name:	J.H.M. Hommen	Name:	R.F. van den Bergh

	/s/ D.R. Hooft Graafland		/s/ M.G. McGrath
Name:	D.R. Hooft Graafland	Name:	M.G. McGrath

	/s/ B.J. Noteboom		/s/ S.M. Shern
Name:	B.J. Noteboom	Name:	S.M. Shern

/s/ D.C. Doijer
Name:	D.C. Doijer

The board of directors of Delhaize Group NV/SA:

	/s/ Claire Babrowski		/s/ Jacques de Vaucleroy
Name:	Claire Babrowski	Name:	Jacques de Vaucleroy

	/s/ Patrick De Maeseneire		/s/ Elizabeth Doherty
Name:	Patrick De Maeseneire	Name:	Elizabeth Doherty

	/s/ Mats Jansson		/s/ Dominique Leroy
Name:	Mats Jansson	Name:	Dominique Leroy

	/s/ Bill McEwan		/s/ Jack L. Stahl
Name:	Bill McEwan	Name:	Jack L. Stahl

	/s/ Johnny Thijs		/s/ Baron Vansteenkiste
Name:	Johnny Thijs	Name:	Baron Vansteenkiste

/s/ Shari L. Ballard
Name:	Shari L. Ballard